July 5, 2023

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Attention:

Joseph Cascarano, Senior Staff Accountant

Robert S. Littlepage, Accountant Branch Chief

Re: Kaleyra, Inc.

Form 10-K for Fiscal Year Ended December 31, 2022

Filed March 16, 2023

Form 10-Q for Fiscal Quarters Ended March 31, 2023

Filed May 10, 2023

File No. 001-38320

This letter to acknowledge receipt of the Security and Exchange Commission’s letters dated June 1 and June 30, 2023 and provide Kaleyra’s responses thereon.

Comment

Form 10-Q for Fiscal Quarters Ended March 31, 2023

Note 5. Goodwill and Intangible Assets, Net, page 14

We note subsequent to your acquisition of mGage your stock price, market capitalization, and operating results continued to decline, and the book value of your shareholders’ equity exceeded your market capitalization at March 31, 2023; however, we noted no revisions to your disclosures related to goodwill under critical accounting estimates in MD&A in subsequent quarterly filings that address these factors. Please revise future filings to address if and how declines in your stock price, market capitalization, and operating results impact your determination to test goodwill for impairment as of an interim date and, if not, explain why not. Please also revise future filings to explain how you consider market capitalization in determining the estimated fair values of the reporting units. Refer to ASC 350-20-35-3C, ASC 350-20-35-22 to 24, and ASC 350-20-35-30.

Response

The Company acknowledges the Staff’s comment and will revise future filings to address in the disclosures related to goodwill if and how declines in stock price, market capitalization, and operating results impact the Company’s determination to test goodwill for impairment as of an interim date, and how the Company considers market capitalization in determining the estimated fair values of the reporting units.

Sincerely,
Giacomo Dall’Aglio

/s/ Giacomo Dall’Aglio
Chief Financial Officer

Kaleyra Inc Main Office, 85 Broad St, New York, NY 10004, USA. Federal ID: 82-3027430 | State ID: DE 6527093

Operative Office, 1775 Tysons Blvd, Tysons, 22102, VA, USA